ASANKO GOLD ANNOUNCES APPOINTMENT OF

NEW BOARD MEMBER

Vancouver, British Columbia, October 24, 2019 - Asanko Gold Inc. ("Asanko" or the "Company") (TSX, NYSE American: AKG) is pleased to announce the appointment of Ms. Judith Mosely to the Board of Directors, effective January 1, 2020.  Ms. Mosely has over 20 years of experience in the mining and metals banking sector.

Most recently,  Ms. Mosely held the position of Business Development Director for Rand Merchant Bank ("RMB") in London with responsibility for developing the bank's African business with international mining and metals companies. She is retiring from the bank in December 2019.  Prior to RMB she headed the mining finance team at Société Générale in London where her focus was principally on debt financing in Europe, the Middle East and Africa ("EMEA") and Australia.  She has broad experience across commodity sectors, working with juniors through to multinationals.  She is currently a non executive director of Blackrock World Mining Trust plc, a Trustee of Camborne School of Mines Trust, and sits on the board of Women in Mining in the UK. She is a graduate in Modern Languages from Oxford University and holds a Diploma in Business Administration from the University of Warwick.

"We are extremely pleased to welcome Judith to the Asanko team," said Colin Steyn, Chair of the Board.  "Judith's banking experience in the mining and metals sector will bring a broad perspective to our business and her skill set and knowledge will be complementary to those of the other members of our Board."

Enquiries:

Lynette Gould SVP Investor Relations Toll-Free (N.America): 1-855-246-7341 Telephone: +1 778 729 0608 Email: lynette.gould@asanko.com

About Asanko Gold Inc.

Asanko is focused on building a low-cost, mid-tier gold mining company through organic production growth, exploration and disciplined deployment of its financial resources. The company currently operates and manages the Asanko Gold Mine, located in Ghana, West Africa which is jointly owned with Gold Fields Ltd.  The Company is strongly committed to the highest standards for environmental management, social responsibility, and health and safety for its employees and neighbouring communities. For more information, please visit www.asanko.com.

Source: Asanko Gold Inc.